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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                              0-21533
                                                              ---------------
                                                              SEC FILE NUMBER

                                                              878153 10 5
                                                              ----------------
                                                              CUSIP NUMBER

[X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and 10-QSB

                          [ ] Form N-SAR

         For the period ended: December 31, 1999

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the period ended:   N/A
                               ------



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: THIS FILING RELATES TO THE ENTIRE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999.

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PART I -REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   TEAM America Corporation


ADDRESS AND PHONE NUMBER:  110 E. Wilson Bridge Road
                           Worthington, Ohio 43085
                           (614) 848-3995


PART II - RULE 12b-25(b)

         The registrant's Form 10-K could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.


PART III - NARRATIVE

         The Company's Chief Financial Officer left the Company in January 2000. His successor, who was named in March 2000, is in the process of completing the 1999 financial statements so that the Company's independent auditors can furnish their opinion. The Company anticipates filing its Annual Report on Form 10-K before the end of the extension period.

         For these reasons, management will not be able to timely file the Registrant's Form 10-K without unreasonable effort or expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Thomas Gerlacher, Vice President and Chief Financial
                   Officer - (614) 848-3995

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                  [ x ] Yes       [   ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ X ] Yes       [   ] No


EXPLANATION OF ANTICIPATED CHANGE

         Revenue for fiscal 1999 will increase over 20% reflecting, in part, the reporting of revenue for a full year by all subsidiaries acquired in 1998. The Company anticipates a reduction in fiscal 1999 in both gross profit as a percent of revenue and net income from operations as a percent of revenue as compared to fiscal 1998.
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                                   SIGNATURES


             TEAM AMERICA CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   TEAM America Corporation

                                   By: /s/ Thomas Gerlacher
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March 30, 2000                       Thomas Gerlacher, Vice President and
                                      Chief Financial Officer